Exhibit 99.2

March 16, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by KBridge Energy Corp., under Exhibit 99.1 - Notice of Change of Auditor of its Form 6- K dated March 16, 2020. We agree with the statements concerning our Firm in Exhibit 99.1. We are not in a position to agree or disagree with other statements of Kbridge Energy Corp. contained in its Form 6-K.

Sincerely,

/s/ Buckley Dodds LLP